

Mail Stop 3561

January 20, 2016

Ashish Kapoor
Chief Financial Officer
LiveReel Media Corporation
70 York Street, Suite 1610
Toronto, Ontario M5J 1S9, Canada

   Re: **LiveReel Media Corporation**
     Form 20-F for the Fiscal Year Ended June 30, 2015
     Filed October 29, 2015
     File No. 000-50492

Dear Mr. Kapoor:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Financial Statements

1. We note you present only two years of audited financial statements. Item 8.A.2 of Form 20-F requires comparative financial statements that cover the latest three financial years. Please amend your filing to include audited financial statements prepared in accordance with IFRS for each of the three latest financial years and to obtain a revised audit report from your auditor which covers the three years presented to comply with Item 8.A.2 or tell us why you believe this guidance does not apply to you. To the extent that you provide audited financial statements for all three years, please revise Management´s Discussion and Analysis accordingly.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure